FEDERAL INSURANCE COMPANY
Endorsement No.:	13 Bond
Bond Number:	81865879

NAME OF ASSURED: GUIDESTONE FUNDS

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 5 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 5, 2017

FEDERAL INSURANCE COMPANY
Endorsement No:	14 Bond
Bond Number:	81865879

NAME OF ASSURED: GUIDESTONE FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

MyDestination 2015 Fund

MyDestination 2025 Fund

MyDestination 2035 Fund

MyDestination 2045 Fund

MyDestination 2055 Fund

Conservative Allocation Fund

Balanced Allocation Fund

Growth Allocation Fund

Aggressive Allocation Fund

Money Market Fund

Low-Duration Bond Fund

Medium-Duration Bond Fund

Extended-Duration Bond Fund

Inflation Protected Bond Fund

Global Bond Fund

Defensive Market Strategies Fund

Equity Index Fund

Global Real Estate Securities Fund

Value Equity Fund

Growth Equity Fund

Small Cap Equity Fund

International Equity Index Fund

International Equity Fund

Emerging Markets Equity Fund

Global Natural Resources Equity Fund

Strategic Alternatives Fund

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2017.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 5, 2017

EXHIBIT B

SECRETARY’S CERTIFICATE

I, Matthew A. Wolfe, Secretary of GuideStone Funds (the “Trust”), hereby certify that the following resolutions have been adopted, first by the Trustees of the Trust who are not “interested persons” of the Trust as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (“1940 Act”) (“Independent Trustees”) voting separately, and then by the entire Board of Trustees of the Trust voting as a whole, at a meeting duly called and held on February 24, 2017, at which a quorum was present and acting throughout:

Approval of Additions to Fidelity Bond Policy

RESOLVED, that the addition of the Strategic Alternatives Fund to the Fidelity Bond Policy of the Trust be, and it hereby is, approved by a majority of the Trustees, including a majority of the Independent Trustees; and it is further

RESOLVED, that the Secretary or any Assistant Secretary of the Trust be, and each of them hereby is, designated, authorized and directed to file the Bond with the U.S. Securities and Exchange Commission and give notice required under paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 13th day of July 2017.

/s/ Matthew A. Wolfe
Matthew A. Wolfe
Secretary of the Trust